April 23, 2024

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Powell Max Limited Draft Registration Statement on Form F-1 Submitted March 19, 2024 CIK No. 0002012096

Dear Mr. Rhodes, Mr. Jones, Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Powell Max Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 19, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letters dated April 11, 2024 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted March 19, 2024

Cover Page

1.	We note your disclosure that “Powell Max is a holding company incorporated in the BVI with no material operations of its own, and we conduct our operations primarily in Hong Kong through JAN Financial Press Limited . . . .” Please revise to clearly state that you are not a Chinese operating company, disclose that your corporate structure involves unique risks to investors, and that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has included the referenced disclosure under the section entitled “[i]nvestors are cautioned that you are buying shares of a BVI holding company with operations in Hong Kong by its operating subsidiary” on the cover page of the Revised Draft Registration Statement.

2.	We note your disclosure that “the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China . . . .” Please also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. In connection therewith, please include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company has included the referenced disclosure under the section entitled “[i]nvestors are cautioned that you are buying shares of a BVI holding company with operations in Hong Kong by its operating subsidiary” on the cover page of the Revised Draft Registration Statement.

3.	We note your disclosure that “[d]uring the years ended December 31, 2022 and 2023, Powell Max and JAN Financial has not distributed any cash dividends or made any other cash distributions.” Please revise to provide such disclosure as of the date of this prospectus and also clarify whether there have been any cash transfers (in addition to dividends and distributions) between Powell Max and JAN Financial, or to investors, and quantify such amounts as applicable. Make conforming changes throughout your prospectus as applicable, including in your section entitled “Transfers of Cash To and From Our Subsidiaries” on page 4.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 4 of the Revised Draft Registration Statement.

4.	We note your disclosure that “in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash.” Please revise such disclosure to address the risk that your assets (in addition to cash) may not be available, and make conforming changes throughout your prospectus as applicable.

In response to the Staff’s comment, the Company has included the referenced disclosure “in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash or other assets” on the cover page of the Revised Draft Registration Statement, as well as on pages 4 and 43 of the Revised Draft Registration Statement.

5.	Please disclose here that “JAN Financial did not adopt or maintain any cash management policies and procedures as of the date of this prospectus,” as you do on page 4.

In response to the Staff’s comment, the Company has included the referenced disclosure “JAN Financial did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.” on the cover page of the Revised Draft Registration Statement.

6.	We note your disclosure that “[i]f the Revised Review Measures are adopted into law in the future .. . . , the operation of our subsidiary and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review,” as well as your disclosure referencing “the recency of the issuance of the Revised Review Measures and their pending effectiveness.” Please revise to reconcile with your disclosure that the Revised Review Measures “became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022.”

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page of the Revised Draft Registration Statement, whereby the disclosure “[i]f the Revised Review Measures are adopted into law in the future” has been deleted.

7.	We note your discussion of your Class A and Class B Ordinary Shares in connection with Ms. Leung’s anticipated control of your company, as well as your discussion of voting rights on page 15. Here, in your prospectus summary and risk factors, please revise to ensure you discuss your disparate voting rights structure and associated risks. In particular, please disclose the votes per share associated with each class, the relevant conversion rights, and that future issuances of Class B Ordinary Shares may be dilutive to the holders of Class A Ordinary Shares, particularly with respect to their voting power. In connection therewith, please revise your risk factors to highlight that “Ms. Leung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders,” as you state here. Last, in your discussion of voting rights on page 15, revise to clarify that you are referring to the Controlling Shareholder, or Ms. Leung, when you refer to the “holder of our Class B Ordinary Shares,” if true.

In response to the Staff’s comment, the Company has included the referenced disclosure “Powell Max’s share capital structure is a dual-class structure … Class A Ordinary Shares are not convertible into Class B Ordinary Shares” on the cover page of the Revised Draft Registration Statement. The Company has also included the referenced disclosure on pages 15 and 45 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

8.	We note your disclosure that “[t]he Company expects that its cash and bank balances of HK$3,660,213 (approximately US$468,603) as of December 31, 2023, together with the approximate $ million of net proceeds to be received from this offering, and additional capital financings completed or contemplated, will be sufficient to fund its operating expenses and capital expenditure requirements . . . .” Please revise to clearly state that you must raise additional capital in order to continue operations and to implement your plan of operations, as your disclosure here and in your risk factor discussion on pages 20 and 21 indicates.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 1 and 22 of the Revised Draft Registration Statement.

Permission Required from Hong Kong and PRC Authorities, page 10

9.	We note your disclosure that “[w]e have been advised by our Hong Kong counsel, K M Lai & Li, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and JAN Financial are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors.” We also note your disclosure on the cover page that “[b]ased on Management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, Management understands that as of the date of this prospectus the Company is not required to obtain any permissions or approvals from PRC authorities . . . .” In this regard, you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions or approvals from the CSRC, CAC or other PRC governmental authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 10 and 34 of the Revised Draft Registration Statement, as well as exhibits 8.2 and 8.3 filed herewith.

10.	We note your disclosure that “[i]n the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC . . . .” Please revise to expand such disclosure to cover the scenario in which you are subject to permission or approval requirements from any other PRC governmental agency (in addition to the CSRC or CAC). When discussing the possible ramifications of becoming subject to PRC laws, please also disclose that you could incur material costs to ensure compliance and be subject to fines.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 11, 34 and 34 of the Revised Draft Registration Statement.

11.	We note your disclosure on the cover page that “JAN Financial has received all requisite permissions or approvals from the Hong Kong authorities to operate its businesses in Hong Kong, including but not limited to its business registration certificates.” Where you discuss the business registration certificate here, revise to elaborate upon and name each permission or approval that JAN Financial has received to operate its business. Please also reconcile your disclosure that you have received all requisite permissions or approvals with you statement immediately preceding this disclosure that “JAN Financial does not require any requisite permissions or approvals from the Hong Kong authorities to operate its business.”

In response to the Staff’s comment, the Company has included the referenced disclosure on page 10 of the Revised Draft Registration Statement, and the disclosure “JAN Financial has received all requisite permissions or approvals from the Hong Kong authorities to operate its businesses in Hong Kong, including but not limited to its business registration certificates” has been deleted on the cover page of the Revised Draft Registration Statement.

Impact of COVID-19, page 13

12.	We note that you provide a detailed discussion of the impact of COVID-19 here and on pages 27 and 61, and you indicate that your results of operations have been affected by the COVID-19 pandemic. This disclosure suggests that the financial results for the years presented in the prospectus were impacted by COVID-19. Please revise to indicate the specific impact, where possible, that COVID-19 had on your results of operations for these periods. If COVID-19 did not impact your results of operations in either 2022 or 2023, please revise your disclosure to clarify.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 14, 28 and 66 of the Revised Draft Registration Statement.

13.	We note your disclosure that you plan to use 25% of the net proceeds of your offering “for repayment of existing loans to reduce our debt position.” Please revise to provide the information required by Item 3.C.4 of Form 20-F. Additionally, to the extent that you will continue to have outstanding debt in connection with such loans upon closing of this offering, please file such agreements and summarize the material terms in an appropriate place in your prospectus. In this regard, your disclosure on page 72 indicates that you plan to use the proceeds to reduce the debts owed to “[y]our Controlling Shareholder of $2,391,425 and [y]our bank borrowings [that] amounted to $610,407” as of December 31, 2023.

In connection therewith, please revise your discussion of related-party loans on page 92 to include a more detailed discussion, including the applicable interest rates, in accordance with Item 7.B.2 of Form 20-F. Further, while you indicate that you are disclosing the amounts “up to the date of this prospectus,” your tabular disclosure only provides such amounts up to December 31, 2023. Please revise accordingly, and also highlight in your prospectus summary that you owe $2,391,425 to your Controlling Shareholder and that you plan to use the proceeds of this offering to in-part reduce such related-party debt.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 16, 17, 57 and 97 of the Revised Draft Registration Statement. Furthermore, the Company respectfully advises the Staff that it is the intention of the Company to repay all loans due to the Controlling Shareholder upon closing of this offering.

14.	Please explain which overseas business entities, branches and offices you intend to register and operate with 10% of the net proceeds of the offering. It’s unclear if these are existing entities, branches and offices.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 77 of the Revised Draft Registration Statement.

15.	You state that approximately 10% of net proceeds will be used for potential mergers and acquisitions in the future. Please give a brief description of such businesses and information on the status of the acquisitions, to the extent applicable. See Item 3.C.3 of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 77 of the Revised Draft Registration Statement.

Regulations, page 79

16.	Here or in an appropriate place in your prospectus, please discuss China’s Enterprise Income Tax law and the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 88 of the Revised Draft Registration Statement.

Material Income Tax Considerations, page 107

17.	Please revise to state that the disclosure in the sections entitled “BVI Taxation” and “Hong Kong Profits Taxation” are the opinion of Conyers Dill & Pearman and K M Lai & Li, respectively, as indicated by the opinions provided in Exhibits 8.1 and 8.2. Additionally, remove the reference to the discussion being a “general summary of present law” and also the reference to “certain” where you refer to the “discussion on certain BVI and Hong Kong income tax consequences.” Last, in Exhibit 8.2, please have counsel remove the registrant from their assumption in paragraph A(ii) that the parties have “full power and authority to execute, deliver and perform its/her/his obligations under such documents . . . .” Refer to Sections II.B.3.a and III.C of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 112 of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flows, page F-6

18.	Please disclose the amount of interest paid/received pursuant to paragraphs 31 to 33 of IAS 7.

In response to the Staff’s comment, the Company has included the referenced disclosure on page F-6 of the Revised Draft Registration Statement.

Note 16. (Loss)/Profit become income tax, page F-28

19.	Please explain to us the purpose of this note and how it is useful to investors.

In response to the Staff’s comments, the Company respectfully advise the Staff the referenced disclosure is to enable investors to understand the nature of material expenses that were included within each expense line item in the profit or loss statement, in accordance with paragraph 97 of IAS 1.

General

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions or further comments regarding the Draft Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Jay J. LEE	李再浩	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Iris M.K. LEUNG	梁美琪	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Paul R. HASWELL	何 威	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

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